September 21, 2016

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re: TEGNA Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-06961

Dear Mr. Pacho,

TEGNA Inc. (“TEGNA”, “we”, or the “Company”) has received the comment letter dated September 6, 2016 from the staff of the Division of Corporation Finance (the “Staff”), and the following represents our response to the Staff’s comments. For your ease of reference, we have included each of the Staff’s original comments below and have provided our responses after each comment.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7 Management’s Discussion and Analysis

Results of Operations, page 17

1.
In your discussion, you cite multiple various factors as impacting your results of operations but provide no quantification of the contribution of each factor to the material changes in the various line items discussed. For instance, in the first paragraph of your discussion of consolidated operating revenue and expense on page 17 you attributed an increase in revenue to three factors, each unquantified. Neither is the impact of an offsetting factor, reduced political advertising revenue, quantified. Please see the guidance provided by Section III.D of Release 33-6835 and, as applicable, revise throughout to quantify the impact of each material factor discussed when your results are impacted by two or more factors. In addition, you should remove vague terms such as “primarily” in favor of specific quantifications.

Response:

Historically, we have described the various factors impacting revenue and operating expenses and have listed such factors in relative order of magnitude. We acknowledge the Staff’s comment and in future filings when multiple factors impact the period over period changes in operations, we will quantify those amounts, if possible. We provide below an illustrative example of disclosure language for consolidated revenue that is responsive to your request. In future filings, beginning with our next Form 10-Q, we will similarly quantify factors contributing to changes in our other comparative financial line items throughout the discussion of results of operations within Management’s Discussion and Analysis. With respect to our Form 10-K for the year ended December 31, 2016, we will also revise the applicable portion of the results of operations discussion for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Consolidated Operating Revenue and Expense

2015 compared to 2014: Operating revenues were $3.05 billion in 2015, an increase of 16% from $2.63 billion in 2014. This increase is comprised of a $435 million increase from our Digital Segment, partially offset by a $10 million decline at our Media Segment. Media Segment revenues for 2015 decreased 1% to $1.68 billion, as double-digit growth in retransmission revenue of $87 million, ~~and~~ online revenue of $15 million, and higher core revenue of $26 million, ~~was~~ were offset by a decline of political advertising revenue of $138 million (due to the record level of political advertising revenue of $159 million achieved in 2014, an even-numbered year producing high demand nationally for political advertising). Digital Segment revenues totaled $1.37 billion for 2015, a record high and an increase of 47%. The increase reflects the impact of the Cars.com acquisition (acquired on October 1, 2014) ~~and~~ as well as the strong organic growth of Cars.com revenue, as well as price increases for affiliates implemented October 1, 2014, resulting in an increase in revenue of $451 million in 2015. Partially offsetting the revenue increase at Cars.com, was a decrease of $20 million as a result of decline in revenue and sale of our PointRoll business in November 2015.

2.
Moreover, we note that your discussion of year to year comparative changes on a consolidated basis contains a limited general discussion of consolidated operating expense as a category. Please revise in accordance with Instruction 4 to Item 303(a) of Regulations S-K to separately discuss material changes in consolidated financial statement line items such as: consolidated costs of sales and operating expense; consolidated selling, general and administrative expenses; consolidated amortization of intangibles assets; and consolidated facility consolidation and net assets (gains) and impairment charges.

Response:

We acknowledge the Staff’s comment to expand our discussion of year to year comparative changes in consolidated operating expenses to include separate discussion of material changes in financial statement line items. This expanded discussion will be included throughout the discussion of results of operations within Management’s Discussion and Analysis in future filings, beginning with our next Form 10-Q. We provide below an illustrative example of disclosure language for consolidated operating expenses that are responsive to your request. With respect to our Form 10-K for the year ended December 31, 2016, we will also revise the applicable portion of the results of operations discussion for the year ended December 31, 2015 compared to the year ended December 31, 2014.

Cost of Sales

Cost of sales decreased by $32 million between 2014 and 2015. This decrease was due to a $25 million decrease at CareerBuilder primarily due to the expiration and non-renewal of revenue share arrangements.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses increased $301 million, or 39%, in 2015 as compared to 2014. The increase was due to the October 2014 acquisition of the remaining ownership of Cars.com which resulted in a year over year increase in selling, general and administrative expenses of $217 million.

Amortization of intangible asset

Intangible asset amortization expense increased $48 million, or 73%, in 2015 as compared to 2014. The October 2014 acquisition of Cars.com resulted in amortization expense in 2015 and 2014 of $73 million and $18 million, respectively, which represents a $55 million year over year increase. This increase in amortization expense was offset by a $7 million decrease in amortization expense related to certain intangible assets becoming fully amortized during 2015 as a result of reaching the end of their useful life.

Depreciation

Depreciation expense increased $5 million, or 6%, in 2015 as compared to 2014. The increase in depreciation expense was due to the acquisition of Cars.com in October 2014 which resulted in a year over year increase in depreciation expense of $6 million.

Facility consolidation and asset impairment charges

Facility consolidation and asset impairment charges fluctuated $104 million from a loss of $45 million in 2014 to a gain of ($59) million in 2015. The year over year fluctuation is due to a $90 million gain recognized in 2015 as a result of the sale of our corporate headquarters. The fluctuation was also impacted by a smaller goodwill impairment charge recorded in 2015 of $8 million as compared to a $30 million goodwill impairment charge in 2014. See Notes 3 and 11 to the Consolidated Financial Statements for further details of the impairment charges.

Financial Statements

Note 10, Segment Information, page 59

3.
We note that the operations of your Digital reportable segment primarily consist of Cars.com and CareerBuilder business units. We also note the significant impact of the recent acquisition of Cars.com on revenues. In order to help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

•	Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decisions maker (“CODM”) and senior management team;

•	Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;

•	Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;

•	Identify and describe the role of each of your segment managers;

•
Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;

•	Describe the information regularly provided to the CODM and tell us how frequent it is prepared;

•	Describe the information regularly provided to the Board of Directors and tell us how frequent it is prepared;

•
Describe the information about Cars.com and CareerBuilders product offerings that are provided to the CODM, tell us whether there are managers accountable for the product offerings, and if so, tell us to whom they accountable;

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meeting with the CODM to discuss budget-to-actual variances; and,

•	Describe the basis for determining the compensation of the individuals that report to the CODM.

Response:

Organization chart
We have identified our CEO as the CODM.  The CEO is supported by the TEGNA Leadership Team (the “TLT”).  This team is responsible for carrying out the day-to-day activities of the business and executing TEGNA’s business strategies.  The TLT includes the presidents of the two operating segments—Media and Digital—as well as functional executives such as the chief financial officer, chief human resources officer, chief legal and administrative officer and chief strategy officer. Our organizational structure as of December 31, 2015, identifying the positions that directly report into the chief operating decisions maker (“CODM”) and senior management team, is depicted in Exhibit A.

Title and role of CODM and individuals who report to the CODM
Based on the factors in ASC 280-10-50-5, TEGNA’s CODM is its Chief Executive Officer, Gracia Martore. Ms. Martore’s decision making process is supported by information provided by the Media and Digital segment managers as well as the functional leadership team (e.g., finance, human resources, technology, legal, and administrative groups). The Media and Digital segment managers are responsible for monitoring the businesses, analyzing operating results, responding to actual or expected shortfalls against goals, making decisions on key segment personnel, identifying M&A opportunities and developing new product plans. The title and description of the role for each of the individuals that report directly to Ms. Martore, including the two segment managers, can be found at Exhibit A. Ms. Martore meets regularly with her direct reports to gather the relevant information for the decision making process. Key decisions made by the CODM, which are supported by the leadership team include:

•	Decisions on capital allocation:

Ms. Martore is responsible for the overall direction of the Company’s business and ensuring maximum return on invested capital. She makes key decisions on capital allocation including share repurchases, dividends and investments in businesses, all of which are generally approved by our Board of Directors. To facilitate her capital allocation decisions, Ms. Martore utilizes information provided by the segment managers including the quarterly forecast update reports, the quarterly segment operating results reports and the monthly financial update presentation provided to the Board of Directors to assess overall segment performance against goals. Details regarding the segment reports and other reports provided to the CODM are more fully described in the section “Information regularly provided to the CODM” below. Ms. Martore also meets regularly with segment managers to discuss alternatives for maximizing results, including strategies for maximizing revenues at the segment level through either new product development or synergies and growth resulting from business acquisitions. Further, the functional leadership team supports these analysis and their implementation by providing information on financial reporting, forecasts, industry trends and business development analysis.

•	Annual budgets, including capital budgets:

Ms. Martore directs the development of short and long-range objectives, policies, budgets and operating plans and oversees their implementation and achievement. Ms. Martore approves the annual budget and makes resource allocation decisions within the budget, including establishing operating segment performance targets, allocating capital to operating segments and setting performance metrics for each of the segment managers and the functional leadership team.  Ms. Martore reviews and approves the operating and capital budgets for the organization and the operating segments.

Identification of Operating Segments
Based on our application of ASC 280, Segment Reporting, we have determined that we have two operating and reportable segments: Media and Digital. Ms. Martore reviews Media and Digital financial data to decide how resources are allocated between these two segments.  Media is comprised of 46 television broadcast stations that are owned or serviced by the company. The principal components of the Digital business are its internet listing businesses in the key verticals of auto and employment — Cars.com and CareerBuilder — that were established to take advantage of companies shift in advertising spend from traditional media (television, radio and print) to digital platforms.

Identify and describe the role of each of your segment managers
The two segment managers are the President of TEGNA Media and the President of TEGNA Digital. The Presidents of our Media and Digital business segments are held accountable by the CODM for their respective business segments’ operating activities, financial results, forecast and operating budget. The CODM interacts directly with the Presidents of Media and Digital when she has questions about performance of the operating segment, or a business unit within the operating segment. Below is a summary of the role of each of our segment managers:

•
President, TEGNA Media: Responsible for overseeing the Company’s 46 television stations (including those serviced by TEGNA). TEGNA Media is the largest independent operator of major network affiliates in the top 25 markets and covers approximately one-third of all television households nationwide. The President of Media is responsible for planning, developing and executing the Media Segment’s short-term and long-term strategic goals.

•
President, TEGNA Digital: Responsible for overseeing the Company’s digital portfolio including Cars.com, CareerBuilder, G/O Digital, Cofactor, and various joint ventures within TEGNA Digital. The President of Digital is responsible for planning, developing and executing the Digital Segment’s short-term and long-term strategic goals. This position is also responsible for the development and implementation of online strategies, partnerships, and investment initiatives across all of TEGNA’s digital platforms.

Frequency of CODM meeting with her direct reports, the financial information reviewed
The CODM meets semi-monthly with all members of the TLT at a single meeting.  At these meetings, each member of the TLT provides updates on their respective areas of responsibility.  The President of Media and the President of Digital are members of the TLT and they each update the CODM on financial results (past and projected consistent with the quarterly forecast update reports described below) at this meeting. The CODM also meets with her direct reports on an as-needed basis.

Information regularly provided to the CODM
The CODM regularly reviews the following three key financial reports in order to allocate resources and assess performance:

•
Quarterly forecast updates: On a monthly basis quarterly revenue and profit forecast updates are prepared using the actuals for the most recently closed month, plus estimates from the segment managers for their respective businesses for the remaining months in the quarter. These estimates are prepared on a consolidated and operating segment basis. The operating segment detail is the same presentation that is used in our earnings release and Form 10-Q and Form 10-K filings. This presentation reflects allocations to the operating segments of certain expense items such as stock-based compensation, our executive bonus pool, technology costs and intangible amortization. Comparisons are made between the last estimate, the prior year quarter and budget.  Certain business unit (e.g., Cars.com, CareerBuilder, G/O Digital, CoFactor and certain TV Station groupings) revenue and profit financial detail is also included within the quarterly forecast update as supplementary information; the detail is provided solely to facilitate isolating and explaining variances.

•
Segment operating results: At the conclusion of the quarter, quarterly and year-to-date segment operating results for the Media and Digital segments are prepared which include operating revenues, operating expenses (with allocations), operating income and adjusted EBITDA. These are prepared on the same basis as the quarterly forecast update, described above. Comparisons are made between the current and the prior year periods.

•
Board of Directors monthly financial update presentation: These monthly updates generally include financial information on a consolidated basis (revenue, operating income, balance sheet, and cash flow information). Income statement comparisons are made to budget and prior year. In addition, supplementary revenue information is provided for the different business units within our Digital Segment (e.g., Cars.com, CareerBuilder, G/O Digital, and Cofactor), and supplementary Media Segment revenues are also presented by revenue type (e.g., Core, Political, Retransmission, and Digital). No segment operating profit (or any level of operating profit below the operating segment level) is included in the monthly financial update presentations provided to the Board of Directors.

In addition to the three key financial reports described above, the CODM also receives multiple types of other financial information, some of which is at a lower level than the segment, to enhance and facilitate her understanding of the operating segment level variances to prior year and budget.  These reports are listed below:

•
Monthly financial package (presented on a monthly, quarterly, and year-to-date basis, along with prior-year comparisons and comparisons to our budgeted expectations) which includes the following information:

◦	Consolidated operating results which are presented on a U.S. GAAP, Non-GAAP (which excludes certain special items), and pro-forma (in cases where there was a large acquisition or disposition) basis;

◦	Media Segment and Digital Segment operating results; *

◦	Corporate operating costs;

◦	Each television station (46 stations) operating results (revenues and direct operating expenses); *

◦	Each business unit within Digital Segment (Cars.com, CareerBuilder, G/O Digital and Cofactor) revenue and direct operating expenses; *

* The segment operating and business unit results contained in this monthly financial package do not reflect allocations of certain expense line items such as annual bonuses, stock-based compensation, technology costs, and intangible amortization.

•	Monthly revenue trends presented on a consolidated, Media, and Digital basis.

•
Quarterly Investor Relations binder which includes the schedules summarized above and also provides various other financial information prepared at a consolidated or operating segment level (including balance sheet, cash flow, special items summary, and leverage ratio).

•
Monthly Media and Digital segment reports from the Presidents of these business segments (e.g., segment managers). These monthly segment reports are narrative summaries with a focus on providing an update on various strategic initiatives. In addition, financial information with comparisons to the prior year and budget is provided. The Media monthly report provides financial information at the segment level. The Digital monthly report provides financial information by business unit (e.g., Cars.com, CareerBuilder, G/O Digital, and Cofactor). The Digital financial information by business unit does not include fully allocated expenses.

Information provided to the Board of Directors
On a monthly basis the Board of Directors of the Company receives a financial update presentation (summarized above), which is received either in connection with a Board meeting or distributed separately. On a quarterly basis, the Board of Directors will also review the Company’s financial documents that will be filed (or furnished) with the Securities Exchange Commission, including its quarterly earnings release, Form 10-Q and Form 10-K. In connection with the Company’s annual budget setting process, in December the Board will review a preliminary annual operating budget (summarized below) for the following year, as well as the final budget in February. Quarterly, the Board of Directors also receives Media and Digital presentations that discuss updates on new strategic initiatives and statistics that underlie certain key performance metrics (such as page views and unique visitors to our Media and Digital properties) and financial trends, which are presented by the segment managers at the quarterly Board of Directors meetings. Finally, the Board of Directors receives quarterly Media and Digital segment reports, narratives describing progress on key strategic initiatives, explaining variances between actual results compared to budget, and highlighting key upcoming initiatives. The Media Segment Board report provides revenue and profit financial information at the segment level. The Digital Segment Board report provides similar financial information by business unit (e.g., Cars.com, CareerBuilder, G/O Digital, and Cofactor). The financial information by business segment does not include fully allocated expenses.

Information about Cars.com and CareerBuilder’s product offerings that are provided to the CODM, whether there are managers accountable for the product offerings, and if so, to whom they accountable

The CODM holds the Digital segment manager fully accountable for all revenue plans and sales channels within the Digital Segment. This includes achieving total Digital Segment revenue goals as well as achieving business unit revenue, mix of base products, and associated pricing goals. No one under the Digital segment manager is directly accountable to the CODM. With respect to Cars.com, most of the revenue information the CODM receives relates to sales channels for its base subscription product (direct sold versus affiliate) and national advertising which is included in the monthly financial package and revenue trends reports described above. On a monthly basis, the CODM receives revenue and volume information on certain new products, but as a group, these new products represented only 1% of total revenue for Cars.com. With respect to CareerBuilder, the monthly financial package and revenue trends report discussed above includes revenue by both sales channel and product offering. Revenue is provided by the following product categories: Job Postings; Resume Database; Employer Services; and Human Capital Software Solutions.

Annual budget cycle
The annual budget cycle is prepared using a “bottoms-up” approach commencing in August at the business unit level (e.g., individual TV stations, Cars.com, CareerBuilder, G/O Digital and Cofactor). Budgets are developed by the business units using representatives from their respective operations and finance teams and are approved by the head of the business unit typically in September. Following this, each segment manager and the segment’s functional leaders (including the Segment CFO) approve the business unit budgets. Items that would typically be discussed include market growth, market share assumptions, competitive threats, assumed rates, new revenue and cost-reduction initiatives as well as contingency plans. This stage is often concluded in October. In November, the consolidated TEGNA budget as well as the operating segment budgets are reviewed by the CODM. Each segment manager presents a proposed annual segment operating budget to the CODM and CFO. The focus of the meeting is to discuss the operating segment as a whole, and the business unit detail is used to facilitate the CODM and CFO’s understandings of the key drivers behind the overall budget for the Media and Digital segments. The CODM’s feedback during this review can range from adding to or cutting back capital allocated to the segment, requesting additional efficiencies through consolidations, expansion of revenue initiatives and adjustments to their timing or guidance on expected segment margin performance. The segment manager is provided autonomy with regards to how to carry out the CODM directives. For example, if the CODM directs the Digital segment manager to reduce expenses in that Segment, the Digital segment manager has the authority to decide how to best address the CODM’s directive. This would include decisions such as which digital business unit or what combination of digital business units will reduce spending, the timing for such actions and the targeted areas. The segment managers are also given wide latitude with respect to key personnel decisions within the segment, identifying segment M&A opportunities and adding new product lines. Once approved by the CODM, the annual operating budget is presented to the Board of Directors in December (which is summarized above).

Detail communicated to CODM when reviewing budget to actual variances
As discussed above, the CODM receives multiple types of financial information. The Monthly financial package includes variance explanations between budget and actual results (as well as variances to the prior year period). The variance explanations are on a consolidated Company level and operating segment level. Within Media Segment, supplementary variance explanations will also include individual TV stations that are materially performing below their operating budget or if their actual results are materially lower than the prior year. Variance explanations for all 46 TV stations is not provided. Within the Digital Segment, supplementary variance explanations are also provided on an individual business unit basis (e.g., Cars.com, CareerBuilder, G/O Digital, and Cofactor). The CODM will also review variances between actual results and budget in the Monthly Media and Digital segment reports from the segment managers (discussed above). When unfavorable budget variances are present in the overall segment results, the CODM and segment manager will meet to discuss how to proceed.

Basis of determining compensation for CODM direct reports

Overview
Compensation for the Company’s segment managers, along with the other Named Executive Offices, is summarized below, and also further described in the “Executive Compensation” section of the Company’s Proxy Statement for the Annual Shareholder Meeting which was held on May 5, 2016. The Executive Compensation Program is administered by the Executive Compensation Committee of the Company’s Board of Directors. The Company’s compensation program is designed to include a combination of salary, short-term cash incentives and long-term equity incentives.

Base Salary

Base salary levels of segment managers are reviewed and adjusted on an annual basis. Determination of base salaries are based on the following factors:

•	The nature and responsibility of the position.

•
The achievement of key performance indicators (KPIs), both historically and in the immediately prior year. KPI goals are weighted and include several performance measures including, product, personnel, and financial performance goals. The financial performance goals are at the operating segment level for the Media segment manager. Financial performance goals for the Digital segment manager are at both the operating segment and business unit levels.

•	Internal pay equity among positions.

•	Comparative market data.

Annual Bonus

Our segment managers participate in an annual bonus program which offers incentive opportunities linked to attainment of the Company’s annual financial and qualitative performance goals and individual KPIs set at the beginning of the year (as discussed above). Bonuses are designed to reflect individual and Company performance during the past year, and therefore, can vary significantly in amount from year to year.

The Executive Compensation Committee, in consultation with its independent compensation consultant, considers bonus guidelines developed by CODM, Senior VP/Chief Human Resources Officer and Vice President/Total Rewards and HR Services. These guideline amounts are calculated by multiplying the segment manager’s base salary by a target percentage, which takes into account:

•	The nature and responsibility of the position.

•	Internal pay equity among positions.

•	Comparative market data.

Equity Awards

The primary purposes of equity awards are to further align the segment manager’s interests with those of the Company’s shareholders and the Company’s longer-term objectives, to drive shareholder return, to foster executive stock ownership and to promote retention. Segment managers are awarded both performance shares and restricted stock units (RSUs).

Performance Shares

The Company administers a Performance Share Plan based on total shareholder return. Under the Performance Share Plan, the Company may issue shares after the three year incentive period, which is determined based upon how the Company’s total shareholder return (TSR) compares to the TSRs of a peer group of companies during the three year incentive period.

Restricted Stock Units

The Company also issues RSUs to our segment managers. An RSU generally represents the right to receive a share of company stock at a specified date, provided certain service requirements are satisfied. The Company grants RSUs with four-year terms to help retain our executives over an extended period of time.

Other Direct Reports of the CODM

Direct reports of the CODM (beyond the two segment managers) are principally corporate functional leaders who are compensated through a combination salary, bonuses, and/or equity awards based on their individual KPI’s as well as company-wide performance. None of these employees are compensated based on the results of individual segment or at any level below individual segments.

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses have addressed the Staff’s comments, and where indicated above, we will be incorporating disclosure into our future filings. If you have further comments or questions concerning the above responses, you may contact our Vice President and Controller, Cam McClelland, at (703) 854-6830.

Sincerely,

/s/ Victoria D. Harker
Victoria D. Harker
Chief Financial Officer
TEGNA Inc.

Exhibit A

The following employees of the Company report directly to the CODM:

Executive Vice President and Chief Financial Officer - Responsible for the Company’s financial functions and operations, including the functional areas of accounting, finance, treasury, tax, investor relations, procurement and internal audit.

Chief Strategy Officer - Responsible for the Company’s overall vision and strategy, working across TEGNA’s companies to identify and develop new business opportunities. This person is also responsible for cultivating company-wide strategic partnerships and driving innovation initiatives throughout all areas of the Company.

Senior Vice President and Chief Human Resources Officer - Responsible for guiding the human resources strategies that attract, develop and retain talent needed to enable execution of TEGNA’s strategic initiatives.

Executive Vice President, Chief Legal and Administrative Officer - This position advises TEGNA’s TLT and Board of Directors and is responsible for all of TEGNA’s legal matters.

President, TEGNA Digital ** - On September 7, 2016 we announced the spin-off of our Cars.com business unit into its own separately publicly traded company and that we were evaluating strategic alternatives for our CareerBuilder business unit, including a possible sale. The President of TEGNA Digital is responsible for managing and executing these two strategic initiatives. This position has been, and is, responsible for overseeing the Company’s digital portfolio including Cars.com, CareerBuilder, G/O Digital, Cofactor, and various joint ventures within Digital. This position is also responsible for the development and implementation of online strategies, partnerships, and investment initiatives across all of TEGNA’s digital platforms.

President, TEGNA Media ** - Responsible for overseeing the Company’s 46 television stations (including those serviced by TEGNA). TEGNA Media is the largest independent operator of major network affiliates in the top 25 markets and covers approximately one-third of all television households nationwide.

Senior Vice President, Labor Relations - Responsible for overseeing all labor and union agreements, policies, and programs for the Company.

Vice President of Corporate Development - Responsible for overseeing the execution of potential acquisitions, investments in joint ventures, and divestitures.

Director of Corporate Communications - Responsible for the Company’s internal and external corporate communications.

Vice President of Information Technology - Responsible for overseeing the Company’s investment into information technology.

Vice President of Innovation and Design - Responsible for marketing strategy, brand management, and advertising for the Company.

Senior Vice President of Transition - Responsible for overseeing the Company’s spin-off of its former publishing businesses and assisting with managing the ongoing process of spinning off the Cars.com business unit.

Vice President of Strategic Projects - Responsible for overseeing and executing upon new business initiatives and special projects.

** Denotes the individual as an operating segment manager.